JET METAL CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2016

(Unaudited)
 (Expressed in Canadian Dollars)

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(Unaudited)
(Expressed in Canadian Dollars)

	OCTOBER 31, 2016	APRIL 30, 2016

ASSETS

Current assets
Cash and cash equivalents	$1,137,867	$1,651,472
Loan receivable (Note 11)	210,418	117,513
Other receivables	7,915	24,263
Prepaid expenses	35,479	41,893
	1,391,679	1,835,141

Available-for-sale investment (Note 5)	200,000	200,000

Deposit (Note 10)	100,000	100,000

Reclamation bonds (Note 7)	11,124	10,416

	$1,702,803	$2,145,557

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$280,401	$199,687
Due to related parties (Note 10)	215,575	255,244
	495,976	454,931

Future reclamation provisions (Note 8)	20,807	20,807
	516,783	475,738
Equity
Capital stock (Note 9)	90,663,999	90,663,999
Reserves	21,475,351	21,475,351
Deficit	(110,953,330)	(110,469,531)
	1,186,020	1,669,819

	$1,702,803	$2,145,557
Nature of operations and going concern (Note 1)
Subsequent event (Note 16)

Approved on December 30, 2016 on behalf of the Board of Directors:

"Ken Brophy"	Director	"Stewart Wallis"	Director
Ken Brophy		Stewart Wallis

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in Canadian Dollars)

	THREE MONTH PERIODS ENDED OCTOBER 31,		SIX MONTH PERIODS ENDED OCTOBER 31,
	2016	2015	2016	2015

OPERATING ITEMS
Business development	$62,060	$-	$166,502	$-
Depreciation (Note 6)	-	1,303	-	5,013
Exploration and evaluation (Note 7)	9,486	22,504	14,598	37,774
Finance income	(7,409)	(5,421)	(14,578)	(12,246)
Foreign exchange loss	1,220	66	2,254	1,704
Investor relations	785	515	2,092	4,879
Office and administration	6,346	25,401	13,025	52,622
Professional fees	8,541	10,170	24,691	15,670
Transfer agent and filing fees	30,771	29,425	78,599	36,368
Wages and salaries	85,691	35,164	196,616	66,369
	(197,491)	(119,127)	(483,799)	(208,153)

Impairment of property and equipment (Note 6)	-	(1,802)	-	(1,802)
Loss on sale of property and equipment (Note 6)	-	(33,773)	-	(33,773)
Net loss and comprehensive loss for the period	$(197,491)	$(154,702)	$(483,799)	$(243,728)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Weighted average number of common shares outstanding	28,218,451	28,218,451	28,218,451	28,218,451

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED OCTOBER 31,
(Unaudited)
(Expressed in Canadian Dollars)

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(483,799)	$(243,728)
Items not affecting cash:
Depreciation	-	5,013
Finance Income	(9,305)	-
Impairment of property and equipment	-	1,802
Loss on sale of property and equipment	-	33,773
Unrealized gain on foreign exchange	(708)	(2,487)
Non-cash working capital item changes:
Other receivables	16,348	18,063
Prepaid expenses	6,414	(10,985)
Payables and accrued liabilities	80,714	(13,603)
Due to related parties	(39,669)	(85,921)
Net cash used in operating activities	(430,005)	(298,073)

CASH FLOWS FROM INVESTING ACTIVITIES
Loan receivable	(83,600)	-
Proceeds from sale of property and equipment	-	35,000
Net cash provided by (used in) investing activities	(83,600)	35,000

Net change in cash and cash equivalents during the period	(513,605)	(263,073)

Cash and cash equivalents, beginning of the period	1,651,472	2,350,202
Cash and cash equivalents, end of the period	$1,137,867	$2,087,129

Cash and cash equivalents
Cash	$114,867	$64,129
Liquid short term investments	1,023,000	2,023,000
	$1,137,867	$2,087,129

Cash (paid) received for
Interest	$12,294	$26,911
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total

Balance, April 30, 2015	28,218,451	$90,663,999	$21,475,351	$(107,350,922)	$4,788,428
Loss for the period	-	-	-	(243,728)	(243,728)

Balance, October 31, 2015	28,218,451	90,663,999	21,475,351	(107,594,650)	4,544,700
Loss for the period	-	-	-	(2,874,881)	(2,874,881)

Balance, April 30, 2016	28,218,451	90,663,999	21,475,351	(110,469,531)	1,669,819
Loss for the period	-	-	-	(483,799)	(483,799)

Balance, October 31, 2016	28,218,451	$90,663,999	$21,475,351	$(110,953,330)	$1,186,020

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

 1.   NATURE OF OPERATIONS AND GOING CONCERN
Jet Metal Corp. (the "Company" or "Jet Metal") is an exploration stage company whose common shares trade on the TSX Venture Exchange (the "Exchange").  The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  There has been no determination whether properties held contain mineral reserves which are economically recoverable.

During the year ended April 30, 2016, the Company entered into a definitive agreement with respect to an amalgamation and change of business to the airline industry (Note 11).  The proposed transaction is subject to conditions customary for a transaction of this nature.

The Company is incorporated under the laws of British Columbia. All of the Company's resource properties are currently located in North America. The address of the Company's registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company's ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at October 31, 2016, the Company had working capital of $895,703 and a deficit of $110,953,330.  Management has assessed that this working capital is sufficient for the Company to maintain its general operations and activities for the next 12 months; the proposed transaction contemplated by the Company is subject to the Company completing equity financing (Note 11).

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

2.   BASIS OF PRESENTATION

a)	Significant accounting judgements and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the consolidated financial statements, and expenses for the periods reported.

Critical Judgements

The preparation of these condensed interim consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)	Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting these condensed interim consolidated financial statements include:

Share-based Payments

 Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets and Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration and Evaluation Assets

 The Company has not yet determined whether its exploration and evaluation assets contain mineral reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Property and Equipment

 Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)	Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty (continued)

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on the selection of a suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

b)   Approval of the condensed interim consolidated financial statements

The condensed interim consolidated financial statements of the Company for the six month period ended October 31, 2016 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on December 30, 2016.

c)   Basis of presentation

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, and have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss, and available-for-sale, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d)   Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards ("IASB") and in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting.  The condensed interim consolidated financial statements do not include all the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended April 30, 2016.

e)   Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp. ("Target"), Crosshair Energy USA, Inc. ("Crosshair USA"), Gemini Metals Corp. ("Gemini") as well as The Bootheel Project LLC ("BHP LLC") in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

e)   Basis of consolidation (continued)

Details of the Company's subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100% ownership by the Company	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100% ownership by Target	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81% ownership by Crosshair USA	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100% ownership by the Company	Inactive subsidiary

3.   SIGNIFICANT ACCOUNTING POLICIES
The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2016 and have been consistently followed in the preparation of these condensed interim consolidated financial statements.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at October 31, 2016.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

4.   MARKETABLE SECURITIES
As at October 31, 2016 and April 30, 2016, the Company held 120,000 common shares of Ausroc Metals Ltd. with a cost of $97,024 and fair value of $Nil.

5.   AVAILABLE-FOR-SALE INVESTMENT

On February 27, 2015, the Company purchased 1,000,000 common shares of Voleo, Inc. ("Voleo") at a price of $0.20 per common share for an aggregate purchase price of $200,000.  Voleo is developing mobile applications and software platforms to meet the investment expectations of millennial investors.  It has built a functional prototype and designed a consumer version which is in development.

The President and Chief Executive Officer of the Company is also a director and the Executive Chairman of Voleo.  The Chief Financial Officer of the Company was appointed the Chief Financial Officer of Voleo on October 18, 2016.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

6.   PROPERTY AND EQUIPMENT

	Exploration Equipment	Storage Containers	Total

Cost

Balance at April 30, 2015	$298,586	3,000	301,586
Disposals	(289,086)	(3,000)	(292,086)
Impairment	(9,500)	-	(9,500)
Balance at April 30, 2016 and October 31, 2016	-	-	-

Accumulated Depreciation

Balance at April 30, 2015	225,773	225	225,998
Depreciation	4,920	93	5,013
Disposals	(222,995)	(318)	(223,313)
Impairment	(7,698)	-	(7,698)
Balance at April 30, 2016 and October 31, 2016	-	-	-

Net Book Value

At April 30, 2016	$-	$-	$-
At October 31, 2016	$-	$-	$-

During the year ended April 30, 2016, the Company sold exploration equipment and storage containers located in Newfoundland and Labrador with net book values of $66,091 and $2,682, respectively, for proceeds of $35,000, resulting in a loss on disposal of $33,773.

During the year ended April 30, 2016, the Company recorded an impairment of property and equipment in relation to obsolete exploration equipment with a net book value of $1,802 and recoverable amount of $Nil, resulting in an impairment loss of $1,802.  The exploration equipment was previously used in the Company's operations in the United States.

7.   EXPLORATION AND EVALUATION ASSETS

Exploration and Evaluation Assets

The following table illustrates acquisition costs:

Central Mineral Belt ("CMB")
Silver Spruce

Balance at April 30, 2015	$2,509,791
Impairment	(2,509,791)
Balance at April 30, 2016 and October 31, 2016	$-

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Expenditures

The following table illustrates the exploration and evaluation expenditures incurred during the six month period ended October 31, 2016:

Bootheel Project

Administration	$17,590
Recovery – JV Partner	(2,992)
$14,598

The following table illustrates the exploration and evaluation expenditures incurred during the six month period ended October 31, 2015:

	Bootheel Project	CMB Silver Spruce	Total

Administration	$14,188	$17,950	$32,138
Reporting	9,980	-	9,980
Recovery – JV Partner	(4,344)	-	(4,344)
	$19,824	$17,950	$37,774

Central Mineral Belt ("CMB")

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty ("NSR") and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland and Labrador, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

On November 1, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement to discharge the Company from any further obligations with respect to the Moran Lake Property.

The Company has recorded a provision for future reclamation costs in relation to the Moran Lake Property (Note 8).

Silver Spruce Property Amalgamation

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formerly known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% NSR payable to Silver Spruce and a 2% NSR payable to Expedition Mining Inc. on 60% of any production from the Silver Spruce Property.

On the basis that the Company has no immediate plans to advance the Silver Spruce Property, the Company recorded an impairment loss in the amount of $2,509,791 during the year ended April 30, 2016.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS (continued)

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel Property in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. ("URE"), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company could earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned an 81% interest in BHP LLC, representing an 81% interest in the underlying Bootheel Property.

 Reclamation Bonds

As at October 31, 2016, the balance of reclamation bonds consists of a bond in the amount of US$8,300 (April 30, 2016 – US$8,300) related to the Bootheel Property and registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

During the year ended April 30, 2016, the Company recorded an impairment loss of reclamation bonds in the amount of $21,961 due to collectability concerns.

8.   FUTURE RECLAMATION PROVISIONS

As at October 31, 2016 and April 30, 2016, the balance of future reclamation provisions in the amount of $20,807 relates to the Moran Lake Property which the Company abandoned during the year ended April 30, 2014 (Note 7).  Although the Company no longer has title to the Moran Lake Property, it anticipates incurring cleanup costs in the future.  The timing of the cleanup costs is uncertain.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $20,000, which was adjusted for inflation at the rate of 2% and discounted at 8% to April 30, 2015.

9.  CAPITAL STOCK AND RESERVES

Authorized
Unlimited number of common shares without par value

 Common share and share purchase warrant issuances
There were no common share or share purchase warrant issuances during the six month period ended October 31, 2016 or the year ended April 30, 2016.

 Share purchase warrants
There were no activities with respect to share purchase warrants during the six month period ended October 31, 2016 or the year ended April 30, 2016.

As at October 31, 2016, the Company had the following share purchase warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date

20,000,000	$0.25	2.89	September 16, 2019

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

9.    CAPITAL STOCK AND RESERVES (continued)

Stock options

The Company's Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued common shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during the six month period ended October 31, 2016 and the year ended April 30, 2016:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2015	26,000	$11.95
Forfeited	(6,000)	$3.80
Expired	(20,000)	$14.40
Outstanding, April 30, 2016 and October 31, 2016	-	-

Share-based compensation

The Company recognizes share-based payment expense for all stock options granted using the fair value based method of accounting.  The Company recorded no share-based compensation for the six month periods ended October 31, 2016 or 2015.

No stock options were granted during the six month period ended October 31, 2016 or the year ended April 30, 2016.

 10.  RELATED PARTY TRANSACTIONS
Related parties and related party transactions impacting the condensed interim consolidated financial statements not disclosed elsewhere in these condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

 Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company's Board of Directors, corporate officers, including the Company's Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the six month periods ended October 31, 2016 and 2015 is summarized as follows:

	October 31, 2016	October 31, 2015

Short-term benefits(1)	$46,620	$31,921

(1)	include base salaries and directors' fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

10.  RELATED PARTY TRANSACTIONS (continued)
Other related party transactions and balances

King & Bay West Management Corp. ("King & Bay West"): King & Bay West is an entity owned by Mark Morabito, the President and Chief Executive Officer of the Company, and provides administrative, management, finance, legal, geological, regulatory, tax, business development and corporate communications services to the Company.

Transactions entered into with related parties other than key management personnel during the six month periods ended October 31, 2016 and 2015 include the following:

	October 31, 2016	October 31, 2015

King & Bay West	$194,011	$97,326

Deposit as at October 31, 2016 and April 30, 2016 consists of a security deposit in the amount of $100,000 paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the "Management Services Agreement").  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Amounts due to related parties as at October 31, 2016 include the following:

•
King & Bay West - $215,575 (April 30, 2016 - $254,123).  The amount due to King & Bay West includes a term loan in the amount of $206,810 (April 30, 2016 - $206,810) which becomes due on March 31, 2017.

•	MJM Consulting Corp., an entity owned by Mark Morabito, the President and Chief Executive Officer of the Company - $Nil (April 30, 2016 - $1,121).

The amounts due to related parties are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the "Debt Settlement Agreement").  As of the date of the Debt Settlement Agreement, Mark Morabito was not the President and Chief Executive Office of the Company.  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company.  These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313.  The common shares were issued on December 9, 2014.

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 to the non-interest bearing term loan due to King & Bay West.  No additional payments have been applied as of October 31, 2016.

On September 16, 2016, the Company and King & Bay West amended the terms of the Debt Settlement Agreement to revise the repayment date of the outstanding term loan to March 31, 2017.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

 11.   AMALGAMATION AND CHANGE OF BUSINESS
Amalgamation Agreement

On April 12, 2016, the Company entered into a definitive agreement (the "Amalgamation Agreement") with Canada Jetlines Ltd. ("Jetlines") with respect to the amalgamation of Jetlines and a wholly owned subsidiary of Jet Metal (the "Transaction").  Jetlines is a start-up airline aiming to become Canada's first ultra-low cost carrier ("ULCC").

Prior to the closing of the Transaction, Jet Metal has agreed to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every one and one-half (1.5) pre-consolidation common shares and effect a continuance as a Federal corporation governed by the Canada Business Corporations Act. Pursuant to the Amalgamation Agreement one and one-half (1.5) common shares of Jet Metal will be issued in exchange for every one common share of Jetlines ("Jetlines Share") held, provided that holders of Jetlines Shares that are not Canadian shall receive variable voting common shares of Jet Metal and holders of Jetlines Shares that are Canadian shall receive common voting shares of Jet Metal.

Outstanding warrants of Jet Metal and Jetlines and the outstanding stock options of Jet Metal and Jetlines will automatically become exercisable for or shall be exchanged for common shares of Jet Metal, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options. After the Transaction is complete, all of the tangible and intangible assets of Jetlines will be owned by and held in the entity formed through the amalgamation of Jetlines and a wholly owned subsidiary of Jet Metal.  Jet Metal, on completion of the Transaction, is referred to as the "Resulting Issuer".

The Transaction remains subject to the following key conditions:

•	Jet Metal will complete a financing (the "Concurrent Financing") for gross proceeds of a minimum of $6,000,000; and

•	The Transaction will have received final approval of the Exchange. Conditional approval from the Exchange has been received.

The Company filed an Information Circular dated June 17, 2016 on SEDAR which contains further details of the Transaction.

The Company filed a preliminary short form prospectus dated November 25, 2016 on SEDAR to facilitate the completion of the Concurrent Financing through the issuance of a minimum of 20,000,000 and a maximum of 33,333,333 subscription receipts (the "Subscription Receipts") at a price of $0.30 per Subscription Receipt for gross proceeds of a minimum of $6,000,000 and a maximum of $10,000,000.  The Subscription Receipts will be offered for sale on a commercially reasonable efforts, agency basis pursuant to an agency agreement (the "Agency Agreement") entered into among the Company, Jetlines, Mackie Research Capital Corporation ("Mackie"), as lead agent, together with Canaccord Genuity Corp., Echelon Wealth Partners Inc., PI Financial Corp. and Haywood Securities Inc. (together with Mackie, the "Agents").  The Agents have the option to increase the maximum size of the offering by 15%.

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration or further action on the part of the holder, one unit of the Resulting Issuer (each a "Unit" and collectively the "Units"), upon receipt by the escrow agent, prior to the Termination Time (as defined herein), of a release notice from Jet Metal and Jetlines, and acknowledged by Mackie on behalf of the Agents, confirming that: (a) all of the conditions precedent to the closing of the Transaction have been satisfied or waived to the satisfaction of Jet Metal and Jetlines, (b) except as consented to in writing by Mackie on behalf of the Agents, no material provision of the Amalgamation Agreement has been amended by the parties thereto, and (c) neither Jet Metal nor Jetlines is in material breach or default of the Agency Agreement (the "Release Notice").

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

11.  AMALGAMATION AND CHANGE OF BUSINESS (continued)
Amalgamation Agreement (continued)

Each Unit will consist of, depending on the residency of the purchaser, one common share or one variable voting share of the Resulting Issuer (each, a "Unit Share") and one half of one share purchase warrant (each whole warrant, a "Warrant").  Each Warrant shall entitle the holder thereof to purchase, depending on the residency of the purchaser, one common share or one variable voting share of the Resulting Issuer at a price of $0.50 at any time up to 5:00 p.m. (Vancouver time) on the date which is 24 months from the date of the Release Notice.

If the closing of the Transaction does not occur by the day that is 120 days after the closing date of the financing, each one Subscription Receipt will be exercisable into 1.05 Units, and thereafter at the end of each additional thirty (30) day period up to the day that is 180 days after the closing of the financing, each Subscription Receipt will be exercisable for an additional 0.05 Units, subject to a pro-rated per diem adjustment should the Transaction close within such a thirty (30) day period. If: (i) the closing of the Transaction does not occur by the day that is 180 days after the closing of the financing, (ii) the Transaction is terminated in accordance with the terms of the Amalgamation Agreement at any earlier time, or (iii) Jet Metal advises the Agents or announces to the public that it does not intend to complete the Transaction (in any such case, the "Termination Time"), then holders of Subscription Receipts will be entitled to receive an amount per Subscription Receipt equal to $0.30 and a pro rata entitlement to the interest earned thereon. Any shortfall will be funded by Jet Metal.

Loan Receivable

On February 24, 2016, the Company entered into a loan agreement with Jetlines (the "Loan Agreement") to lend the principal amount of up to $150,000 which was amended to the principal amount of up to $200,000 on June 23, 2016 (the "Loan").  The Loan Agreement provides for advances in tranches based on agreed upon budgeted expenditures of Jetlines (the "Budget").  The Loan is secured by a general security agreement.  The proceeds of the Loan are to be used solely to fund the expenditures of Jetlines set forth in the Budget.

The Loan bears interest on the principal amount outstanding at the rate of ten percent (10%) per annum from the date of advance of the Loan until the principal amount of the Loan is repaid in full, and shall be payable in cash on the earlier to occur of (a) the closing of the Transaction, and (b) the date that is 60 days following the termination of the Amalgamation Agreement in accordance with its terms (except where the termination of the definitive agreement is based on a default by the Company, in which case the amounts advanced to Jetlines under the Loan shall no longer be due and payable by Jetlines to the Company).

All amounts owed by Jetlines to the Company which are not paid when due shall bear interest from the date on which such amount is due until such amount is paid in full, payable on demand and compounded monthly at the interest rate of ten percent (10%).

During the six month period ended October 31, 2016, the Company advanced Jetlines $83,600 (October 31, 2015 - $Nil) and accrued interest in the amount of $9,305 (October 31, 2015 - $Nil).

As at October 31, 2016, the balance of loan receivable consists of the principal amount of $200,000 (April 30, 2016 - $116,400) and accrued interest receivable in the amount of $10,418 (April 30, 2016 - $1,113) due from Jetlines.

Subsequent to the six month period ended October 31, 2016, the Loan Agreement was further amended to increase the principal amount of the Loan to $350,000 subject to the completion of the Concurrent Financing.  The additional principal in the amount of $150,000 shall be advanced by the Company to Jetlines within one business day of the completion of the Concurrent Financing (Note 16).

12.  SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS
There were no significant non-cash transactions affecting cash flows from investing or financing activities during the six month periods ended October 31, 2016 or 2015.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

 13.  SEGMENTED INFORMATION
As at October 31, 2016 and April 30, 2016, the Company operated in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	October 31, 2016	April 30, 2016

Reclamation bonds

United States	$11,124	$10,416

14.  CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to advance exploration and evaluation assets or pursue other strategic investments, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire assets or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company's approach to capital management during the six month period ended October 31, 2016.

15.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
The fair value of the Company's loan receivable, other receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company's cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company's available-for-sale investment is measured at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company's other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, loan receivable and other receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company's other receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada and accrued interest receivable due from a major financial institution.  Loan receivable is due from Jetlines in connection with the Transaction and is secured by a general security agreement (Note 11).  The Company does not believe it is exposed to significant credit risk.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

15.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 14.  As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.  The Transaction contemplated by the Company is subject to the Concurrent Financing (Note 11).

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.  The principal balance of the loan receivable bears interest at a fixed yield rate.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

The Company's expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at October 31, 2016, the Company has accounts payable denominated in US dollars of US$62,367, cash of US$5,350 and reclamation bonds of US$8,300.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $6,500.

16.  SUBSEQUENT EVENT

The following reportable event occurred subsequent to the six month period ended October 31, 2016:

On November 18, 2016, the Loan Agreement was further amended to increase the principal amount of the Loan to $350,000 subject to the completion of the Concurrent Financing.  The additional principal in the amount of $150,000 shall be advanced by the Company to Jetlines within one business day of the completion of the Concurrent Financing (Note 11).